

Mail Stop 4631

November 6, 2009

Via U.S. mail and facsimile

Mr. Lynn J. Cramer, Jr.
Treasurer and Principal Accounting Officer
Nobility Homes, Inc.
3741 S.W. 7th Street
Ocala, FL 34474

> **RE:** **Form 10-K and 10-K/A for the year ended November 1, 2008**
> **Form 10-Q/A for the period ended January 31, 2009**
> **Form 10-Q/A for the period ended May 2, 2009**
> **Form 10-Q for the period ended August 1, 2009**
> **File No. 000-06506**

Dear Mr. Cramer:

We have reviewed your response letter dated October 16, 2009 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED NOVEMBER 1, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Consolidated Financial Statements

Note 1 – Reporting Entity and Significant Accounting Policies, page 19

2. We note your response to comment three from our letter dated September 22, 2009. Please revise your proposed future filings disclosures to indicate the amount of excess collateral held by your joint venture partner for the $5 million Majestic 21 note payable as of each period presented.

FORM 10-Q FOR THE PERIOD ENDED AUGUST 1, 2009

Note 11 – Commitments and Contingent Liabilities, page 13

3. Your response to comment nine from our letter dated September 22, 2009 indicates that the fair value of the collateral received for defaulted loans is equal to the balance of the defaulted loan. Please tell us the basis for these statements and revise your future filings as appropriate since it appears that in the current declining real estate market, it is possible that the fair value of the collateral received could be less than the balance of the defaulted loan. Specifically address your use of the NADA guidebook to establish fair value upon acquisition the collateral received.

4. We note your response to comment nine from our letter dated September 22, 2009. Please tell us when you recognize actual liquidation expenses as well the accounting literature you relied upon in determining it was appropriate to recognize these expenses incurred in connection with your finance revenue sharing agreement as a charge against revenue while recognizing liquidation expense reimbursements from 21st Mortgage Corporation as increases to revenue. Please also tell us and revise your future filings to quantify both the dollar amount of actual liquidation expenses you incurred and amount of liquidation reimbursements received from 21st Mortgage Corporation during each period presented.

5. You indicate in your response to comment nine from our letter dated September 22, 2009 that your subsidiary, Prestige Home Centers, would recognize any differences between the unpaid balance of the defaulted loan and the fair value of the collateral as a loss when you receive the home. However, it appears from your response to comment ten from our letter dated September 22, 2009 that your joint venture carries the loan loss reserve for these loans. Please tell us and revise your future filings to clarify how risk of loss on these loans is divided between you and the joint venture and how you provide for loan losses on these defaulted loans representing the difference between the unpaid balance of the defaulted loan and the fair value of the collateral you receive.

6. Please revise your discussion of the finance revenue sharing agreement in future filings to provide the disclosures required by paragraphs 13(b) and 13(d) of FIN 45. In particular, you should disclose the maximum potential amount of future undiscounted payments you could be required to make under the finance revenue sharing agreement guarantee (which appears to be $80 million based on your September 8, 2009 response to comment 21 from our letter dated July 24, 2009).

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief